Filed by Kinder Morgan, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: El Paso Corporation

Commission File No.:  001-14365

Date: October 27, 2011

A portion of the below transcript was inadvertently omitted from that filed by Kinder Morgan, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 on October 26, 2011.  The transcript in its entirety is below.

El Paso Corporation

DF:          Welcome to all of you who are here in the room with me this morning—with us this morning. I also want to send out a welcome to all of the folks around the system that are joining us via either webcast or telephone, folks all over the US as well as in Rio and in Cairo. Before we get started this morning, I understand that I’m standing on the actual rug that was a part of the Tom Petty World Tour and was left behind, and as I look at it, I really don’t want to touch it first of all, and second I’m hopeful that our random drug testing doesn’t test the bottom of my shoes.

I’m guessing everybody’s a little bit surprised this morning and that you have some questions. So we’re going to get started. I’m going to kick things off this morning, and then very quickly turn things over to our guests Rich Kinder, and then we’ll do some brief Q&A at the end, and then let everybody get back to work. Today is a very busy day for everybody.

Yesterday morning after an exhaustive review, our Board and executive management unanimously and enthusiastically approved the acquisition by Kinder Morgan Inc. of El Paso Corporation in a combination of cash and equity that you all know about now because we released it publicly yesterday afternoon. This represents one of the most important decisions in the over 85-year history of El Paso, and certainly the most important decision I’ve made as your CEO, and my guess is you all have the same conclusion that I had about 45 days ago, which is that this is a very different path than you thought we are on. It’s a very different path than I thought we are on a month and a half ago too, but as they say opportunity rarely knocks until you’re ready, and in this case, opportunity knocked in the form of creating one of the largest most dynamic energy companies in the world, and one with an incredibly bright future for all of us.

We’ve all worked hard over the last eight years as Team EP to bring back this company to its rightful place as a great energy company. We’ve been able to do just that, and it’s that success, which each of you have participated in, that makes something like this even possible.

One of the three parts of our vision is to be the company to own, and that means looking out for the long-term interests of investors all over the world who trust us with their money, and this is exactly what this transaction does. I told you when we announced Project Zygosity back in May, that every single person of the management team, and every single person of the Board that reviewed the facts leading up to the decision came to exactly the same conclusion, and that was unanimous approval and that the conclusion was apparent, and I can make that same comment today. When every one of us compared Project Zygosity against this, the right thing to do was both apparent and unequivocal. Now it’s my privilege to introduce the founder, chairman and CEO of Kinder Morgan Inc., Rich Kinder.

When you—let me give you a little bit of biography, just a second. When you think of leadership in energy today, and particularly leadership in Houston and energy infrastructure, you think of Rich Kinder. Rich has an undergraduate degree and a law degree from the University of Missouri. He’s a former Army Captain having served his country during Vietnam, and he started his career in energy I believe with Florida Gas Transmission. A company that is near and dear to the hearts of everybody at El Paso Corporation. Rich and his partner Bill Morgan founded Kinder Morgan in 1997, and have since grown the company from 175 employees and a $325 million enterprise value to an organization which today has 8000 employees and an enterprise value of around $55 billion dollars. Kinder is, as everyone in this room knows, a respected competitor in energy, and they were named by Fortune Magazine as one of America’s most admired companies. No one in energy today is more perfectly aligned with the interests of their shareholders than Rich Kinder given his significant personal equity stake in KMI, and finally, Rich and his wife Nancy are among Houston’s most impactful philanthropists. You can’t go anywhere in this city without seeing something that they’ve touched in a positive way, whether it’s Discovery Green or Rice University or K-12 education.

On a topic that might be of interest to those of you in the audience in today, I read an interview with Rich where he was asked what qualities he looks for in hiring talent for

Kinder Morgan. I’m going to paraphrase here, but he cited three things: First, a reasonable amount of intelligence. You don’t have to be a genius, just a reasonable amount of intelligence. So Bob Baker the future for you and me turns on the exact definition of the word reasonable. Second is a really great work ethic. Here he quoted the famous FDR quote that “Success is 1% inspiration and 99% perspiration.” And finally intellectual honesty, you have to be prepared to say what’s really going on and to speak your mind freely, and though this last bit is in a paraphrase, I would characterize that as a, “No BS rule.” So Rich I can tell you without hesitation that KMI is going to be inheriting a group of employees we refer to as Team El Paso, that exhibit those traits in spades, and on behalf of that team, I can tell you that every member of Team EP is going to do their part to make this transaction a huge success. So Rich?

RK:         Well Doug thank you for the great introduction. First of all I’d like to just have all of you in this audience give Doug Foshee, the senior management team, and all of yourselves a round of applause for the job you’ve done in bringing El Paso back to where it is today. It’s truly phenomenal what you’ve done over the last eight years.

You know first of all I’d like to say we have several members of the Kinder Morgan Senior Management Team here today. Park Shaper our president, Steve Kean our executive president, and chief operating officer Tom Martin who runs our natural gas pipelines, Jim Street our VP of HR, David Kinder our VP of corporate development, and Larry Pierce our VP of public relations if you all would stand up so they’ll know who to throw bricks at do it, and Kim Dang our chief financial officer, sorry Kim.

What I’d like to say today is really pretty brief, but let me say first of all that I understand the last performer up here last weekend was Dolly Parton, and there is no way I can match that in any way, shape, or form. I just wanted to get that out of the way.

Together, I think we have the opportunity to build a truly amazing company, and I have a couple of slides here if I can see which they work. This just shows you a map of the United States and Western Canada, and what we will put together when we combine these two companies. We will have 80,000 miles of pipeline of which 67,000 miles will be natural gas. We will have a truly national network that spans all of America and Western Canada, and when you put these two companies together, not only will we be the largest mid stream energy player in North America by a wide degree, but we will also be in terms of enterprise value the fourth largest energy company in America, behind only Exxon, Chevron, and ConocoPhillips. We’ll have an enterprise value, now this is Kinder Morgan Inc. and El Paso combined together with EPB and KMP, the two MLPs, we’ll have an enterprise value of $94 billion. Now that’s impressive, but I don’t think that size for size’s sake should be the mantra at Kinder Morgan, El Paso, or any place else. The real important thing is that if you have a footprint like you see on this slide, it gives you enormous opportunities to work off of that footprint to grow and expand the network, and it’s not just buying new assets, it’s being able to service our customers better. It’s being able to expand and extend those pipelines so that you become even more of an important cog in your customers’ needs, and you become even more profitable and of more value to your shareholders and your employees. So I think that we believe this is a win-win situation. I said on the endless call that Doug and I had earlier this morning that’s it’s easy for a CEO to stand up and talk about win-win situations, but I really believe in my 30 plus years in this business that this is about the most win-win I’ve seen. Now what do we mean by that? Well first of all, obviously, the El Paso shareholders are getting a very nice premium, and I know through your benefits plans, and a lot of you are El Paso shareholders, just like all of us are KMI shareholders, and clearly it’s the price being paid is a 37% premium to Friday’s close. If you look at the last 20 trading days it’s over a 40% premium, and in addition, about 40% of the consideration is KMI stock, and so if you hold on to that stock, you also have a voice in what the future holds for this combined company, and by way of perspective, when the whole deal is done, about 68% of KMI will be owned by the KMI shareholders and about 32% by previous El Paso shareholders. So together we’ve got a real need to work together, and we’ve got a real opportunity to make the work that we do together be successful for all of us financially and emotionally in a fulfilling way. So that’s—what’s our strategy in putting all this together? Obviously, again, we’ve created a lot of value as I said we’ll be not only the largest gas pipeline in North America with 67,000 miles, but we will also connect to all the important shale plays across America, and we will also through your system and ours connect all the major demand centers in North America. When you put all that together and also the fact that we’re the largest provider of natural gas treating services in the United States, you have truly an unparalleled network for moving natural gas around this country. One of the quotes in one of the articles this morning was from the CEO of a producing company, and he said, “You know post this merger Kinder Morgan will be the go-to provider of natural gas transportation in North America,” and that’s what we want everybody to think about. In addition to our role in natural gas, I know some of you may not be quite as familiar with the rest of Kinder Morgan, but we’re also the largest transporter of refined products in the United States. We move close to 2 million barrels a day across our various systems. We’re the largest transporter of CO2. We move about 1.3 billion cubic feet a day into the Permian Basin, and we’re the largest owner operator of terminals both liquids and bulk around the United States. We have 180 terminals including six or seven right here on the Houston Ship Channel. So we have a lot of assets to put together, and I think the ability to do that is going to be dependent on the ability that we have to integrate this two companies. Now it’s real easy to talk about all these things I’ve just talked about, and I don’t have any more slides up here. It’s real easy to say, “Well this is kind of motherhood and apple pie, and okay, so we’ve got some great advantages but how are we going to make all this work?” And obviously this is a huge bet if you will. We’re paying about $21 billion for the equity value of El Paso including the assumed debt. This is a $38 billion transaction. Next to the AT&T purchase, of their purchase this year, it’s the largest merger in the United States during 2011, but how are we going to make all this work? Well first I will pledge to you that as we draw these two companies together, we will be very transparent and open about our process. I believe that uncertainty is the great enemy of getting your job done, and it’s also the great enemy of feeling good about the work you’re doing. Now I’ve been through a lot of mergers in my 30 plus years in the business, and I’ve been on both sides of them, and I know that what everybody wants is certainty and as soon as possible. Now we can’t answer all the questions today. I can tell you that the headquarters will be in downtown Houston if that’s a relief to anybody. We’re two blocks apart, but we will try to get answers for you as soon as we can in this process, and Doug and I have agreed to appoint a joint transition team. Steve Kean our chief operating officer is going to head it for Kinder Morgan, and we’re going to look at the right way over the next several months to integrate these two companies in a way that makes sense to provide the best value that we can for our shareholders, our customers, and our employees.

Now we’ve talked about—we believe out of this merger will come about $350 million a year in savings, and that sounds like a lot of money, but when you look at the combined EBITDA of these two companies when we put them together that’s about 5% of the EBITDA. We’ve done three or four other large mergers in the 15 years since we formed Kinder Morgan, and whenever we put these companies together, we’ve been able to take out at least that much in terms of evened out costs just when you put two large companies together. For example, all the way back in the KN energy transaction in 1999, we took about 11% of the costs out as we merged the two companies. We will find efficiencies in these two large companies, but we’ll work together in trying to find those efficiencies, and I’m hopeful that we can identify and be very transparent about them. We do plan to sell the El Paso E&P assets. This is consistent with what you were going to do in terms of spinning them out. Brent Smolik and his team are really a great team. We’ve been very impressed by them and due diligence, and they obviously will be fully engaged with us and be the leaders in trying to sell off those assets which we think will be very successfully done. Our preference would be to sell all the assets in one package. If that doesn’t work, we will break it into discrete parts, but I think that virtually all of the employees and those operations will have an opportunity to find good employment with whoever buys those assets. I will also say that we will put into effect—and we’ve already agreed on the terms with your management team—we will put in effect a retention plan for the E&P employees during the period that this sale goes on. We would hope to move as quickly as possible, and we would hope that by the time we close the merger, we will have accomplished the sale of the assets roughly contemporaneous there or just shortly thereafter.

Beyond that, we intend to work to put these pipeline networks together. We will drop the remaining pipelines at El Paso down into two MLPs, EPB and KMP. This is again kind of a—I look upon it as expediting what Doug and your team had already planned to do. The big difference is that we will now have another large MLP that can be the recipient of those dropdowns, so we can get these assets into the MLPs more quickly by having two MLPs. Last night, I reached out and talked to Ron Kuehn, the senior director or chairman of EPB, had a good conversation with him. Ron and I have known each other for about 25 years, I guess. Doug mentioned earlier that I started out with Florida Gas, and one of the things I did was to work on the joint venture between Sonat and us that put together what is today Citrus. I didn’t know how many rounds around the pond this was going to be to get to where we are today, but in those days, Florida Gas was a relatively small pipeline, and to think of what it is today is just incredible to see how much gas it moves in the state of Florida. We will work together to put these pipelines together over the next several months, and we will communicate with you to let you know what’s going on. We’ll have members from both companies on that team, and again, we’ll do everything we can to eliminate the uncertainty as quickly as we can. I can’t give you answers on a lot of things today that you’d probably like to know, but I think we will be able to give you answers over the next six months or so.

And speaking of timing, we expect that we will be able to close this transaction—we’re projecting the second quarter of 2012. I hope it will be early in 2012. The main approval that we need aside from the two groups of shareholders is from the FTC on the antitrust issues. If you look at the map I showed you on the proceeding slide, there’s really not a lot of overlap between the two companies pipeline networks, except in the Rocky Mountains, where we both have significant takeaway capacity, and we’ll have to work with the regulators to make certain that we satisfy any concerns that they have with regard to the Rockies. But we certainly don’t think that will be a barrier to closing the transaction. We’re certainly committed to close it, and we’ve reflected that in the merger agreement itself.

Now, as we look forward, Doug was quoting something I said particularly about FDRs quote about perspiration and inspiration but I’d like to leave you—over the years I’ve been asked a lot of times what does it take to build a great company? And to me, it seems like it takes three things. First of all, it takes vision, and I don’t mean going up on Mount Olympus and contemplating your navel or whatever. What I mean is understanding your business as well or better than anybody else. And I can’t think of two managements or two companies in North America that understand the midstream energy business any more than your team and our team does. And if you understand that, if you have the vision, then I think you’re able to find the real opportunities to grow your business and serve your customers better. There are lots of examples of this, but throughout your organization and our organization, I think we’ve done a very good job of identifying opportunities, of having the vision to move forward and build a company. But the corporate graveyard in America and elsewhere is filled with companies that have vision but didn’t have any backup for it, and what do I mean by the backup? That’s the second thing you’ve got to have is financial excellence. If you don’t have financial strength, you’ll eventually lose your way. You will not be successful if you’re just managing off of some grandiose vision without being able to produce earnings and cash flow on the bottom line. And then the third it takes in my judgment—and this is another thing that you all I think are very good at—is it takes operational excellence. You can be financially excellent, you can have great vision, but if you can’t operate your pipelines or your terminals, you’re not going to be around very long either, and that’s very challenging in today’s environment. In my 30+ years in the business, the regulatory zeal coming out of Washington is absolutely incredible. We can debate whether it’s properly directed or misdirected, but it’s here to stay, and we have to—as pipeline owners and operators—comply with those dictates coming out of Washington and out of the states. And when you have a terrible disaster like San Bruno in the San Francisco Bay Area or like the spill up in Michigan earlier this year, that just makes all of our jobs that much more difficult. We’ve got to constantly preach and implement operational excellence, but if you can do those three things, vision, financial excellence, operational excellence, and if you can take those qualities and overlay the kind of assets that we’re bringing together, I think this is going to be a tremendous company that we can build together. And we can make the new Kinder Morgan even better than the sum of the parts, whether you’re looking at the El Paso side or the Kinder Morgan side. I think what we are offering as we put these two companies together will be a very exciting place to work. And I think for those of you who are interested in building the infrastructure of America, this is going to be a great place to work and a great place to develop your careers. And without getting emotional or maudlin about it, I would also say that as I look around America, and we have our set of problems—maybe unprecedented in my adult life, anyway—one of the solutions to the energy issues that this country faces is natural gas, and I think that even the administration in Washington is beginning to understand that if you want to do something about reducing carbon emissions, and if you want to do something about the balance of trade and importing too much crude oil into this country, the way to do it is by emphasizing the development, production and transportation and utilization of natural gas. And I think whether you look out five years, ten years, or twenty years, the need for natural gas on the demand side is going to increase, and how could we be better than to have the largest transportation network in America that hooks up the supply side of the equation with the demand side needs. I think together we can build a bright future. I know this is a day that’s full of uncertainty for a lot of you. We’ll try to eliminate that uncertainty as quickly as we can and get forward with moving on and building what I think will be the greatest midstream energy company not just in today’s terms but in the history of this business in North America. Thank you very much. We’ll take your questions. Now Doug, I don’t know how this works. Do they throw things now, or do I duck?

DF:          No, no. Stand up here with me. We’ll just sort of do this ham and egg. Even though the split will no longer occur and the individuals under shared service already know they’ll be part of the E&P company, should the department’s groups continue to work under one or two separate groups, pipe and E&P? When we made the designations back in—well, around the end of the summer, middle end of the summer, if you were identified as an E&P employee, whether that’s within the E&P operations group or the E&P shared services group, that is your status today, and that won’t change as a result of this transaction. Will the change in control cause a full vesting of unvested stock options and grants? I think the answer to that question is yes.

RK:         Yes.

DF:          Am I going to have a job? I was going to EP Energy, but now that’s not happening. Will I get compensation? Have you gotten any offers for the E&P part of the company? We obviously can’t talk about publicly, especially on the day of the announcement, what may or may not be happening with the E&P part of the company, but I will say this. It’s not lost on me, it’s not lost on Rich, it’s not lost on the investment community who I have heard from in spades in the last 12 or 18 hours the quality of the management team at our E&P company. And if you think about Project Zygosity, what we are asking people to do is turn their attention from the spin to the sale. I think it is—if I could craft the best possible answer, though it’s not a requirement—the best possible answer is that that would happen in one fell swoop, that there would be a buyer that would be able to maximize the value for EP shareholders and for KMI shareholders and that would take that company intact. That’s probably also the best answer for the employees, at least in the near term. Now, Rich said that we’ve created a lot of uncertainty in your minds today, and I acknowledge that, and we kind of have a no BS rule around here too, so I’m not going to sugarcoat that. But we are doing everything we can to make sure that you stay motivated in your task. By the way, the first of which is to be safe every day and get our customers their gas where they want it and when they want it every day and make sure we produce the oil and gas that people depend on every day, and then in addition to that, help us work to get this sale process going. If I could just take a minute and speak to our employees who have that big uncertainty in their minds, you can make a couple of decisions. The decision I hope you make is that you look back and say “You know what? This company has treated me fairly for the last eight years. I’ve been fairly compensated. I have good benefits. And as long as that’s the case, I’m going to do my job for the shareholder.” That’s my expectation of everybody in this room and everybody on the call. The second reason you might want to consider that is because that uncertainty, which today may be negative, tomorrow could be very positive. You want to do everything you can do to put your best foot forward between now and the time this transaction closes for the benefit of El Paso shareholders, but also for the benefit of your career hopefully with Kinder Morgan Inc.

Will we have retention for jobs? Yes, and we have a severance package for those of you at the end of the process that won’t have jobs with Kinder Morgan or the E&P company. Will there be reductions? Yes. There’s no way—I’m not going to stand up here and tell you that we’re going to get $350 million worth of cost energies out of this and there won’t be any workforce reductions. There will. I think what Rich said is true. We’re going to put transition teams together as quickly as possible. We’re going to be as transparent as we can possibly be, and we’re going to try to do the right thing for everybody in this room, but in addition to that, the right thing for the combined company’s shareholders.

Is the severance package based on El Paso method or Kinder Morgan method? I think our severance package survives this transaction. Will the TSR discretionary match still occur? I believe the answer to that is yes. We have an incremental match to our 401(k) based on how we perform versus our peer group, and obviously, as of today, we should be number one in our peer group. And in addition to that, everybody in this room that’s worked so hard in 2011 and will continue to work hard in 2011 will get the bonus that they earned payable in 2012 for 2011 performance.

Are PMPs still being accelerated as previously announced in Project Zygosity? Here I have some good news. Let me give you two pieces of really good news. One is for those of you who have loved our performance management system for the eight years that I’ve been here, there is no PMP. I’m sure they have a version of it, but there’s no PMP at Kinder Morgan. The second thing is, for whoever that is—out there that sent me the same question at every all-employee meeting we’ve had for 8 years. Kinder Morgan also has a 9/80. You want to take this one, Rich?

RK:         What is Kinder Morgan’s view on in-house engineering versus outsourcing? We think it’s a balance of the two, but we certainly think in-house engineering is very important. We’ve got an awful lot of projects coming up here in this combined company and we certainly—if you’re a good engineer, we want you on our team. That’s for sure.

DF:          Thank you. Do we still have access to the gym? No, we closed that today. Yes, at least through the closing of this transaction, the gym will remain open and free. Are there plans to move Kinder Morgan’s headquarters to the El Paso building? I think that’s a decision yet to be made, but I think Rich was pretty clear that it’s going to be in downtown Houston, so no matter where it is, you won’t have to move too far. I think we answered that one. Do you see keeping any of the E&P assets? No, I think you were clear on that today as well. Are you selling the E&P assets in pieces or in whole? I think our collective preference—with the precursor that maximizing value is the job—would be to do that in one package.

RK:         To Kinder Morgan. If you didn’t want the E&P operations, why not let the spin-off go through, then buy the pipeline/midstream company? You let the new—just let the new E&P company do its own thing. Well, as part of this, of course, and taking into account the value of the enterprise, we’re counting on proceeds from the E&P sale to make this hunt. We felt now was the right time to put these two companies together before the spin and to essentially do what you were going to do with the exception that the E&P company would be sold instead of spun off.

DF:          What do we tell new employees starting this week? I think you tell them to work hard and put their best foot forward. Just one more anecdote, and I won’t do this anymore, but I have a friend, a very close friend, who worked for a company that was acquired by another company. And look, I’ve been in this business for 30 years. I know how this goes, so he came to me for advice, and I said, “Look, here’s what you do. No matter—you obviously have a job to your family to plan your life, but what you want to be in this transaction is between now and the time it closes, you want to be the guy that every time somebody says we need to do something to get this done, you’re the guy that raises his hand.” And if you do that, you never know what might happen. You know what will happen if you don’t do that, and I know in these deals there are those people who the first words out of their mouth are “Well, I don’t like—their dental plan is different than our dental plan, and it’s a big company, and they’ve got all these rules that we don’t have.” Well, guess what? We’ve got our own set of rules too, and so I caution you to don’t be that person. Don’t be that person because you could be eliminating a great potential future with what was just described to you accurately as one of the largest energy companies in the world. And don’t do that, secondarily, because at some point, somebody may call me for a reference.

03:57.8 Let’s see. What kind of retention packages are going to be offered to E&P? We have, I would say, an agreement on that that hasn’t been fully documented, but it will be shortly, and we’ll be sharing that with everybody that is affected by that. This is from Amanda Prazak. What is Kinder Morgan’s ERP system, and does Kinder Morgan have a shared services group?

RK:         I’m not sure I know what an ERP program is but—

DF:          I think she’s talking about the IT system. We’re an Oracle shop and I’m sure somebody on this—what’s that? Oracle, the ERP. Oracle, are you Oracle? No. Okay.

RK:         What was that, Jim?

M:           Lawson.

RK:         Lawson. We’re a Lawson system, and we obviously—as soon as we can, we’ll try to integrate our two systems. We’d like to be on one IT platform, but this may take some period of time. And on the overall benefits plan, let me comment on that too, because I know there are a lot of questions on that. I certainly haven’t looked at every detail on both plans, but Jim tells me that really the benefit plans are pretty compatible. They’re pretty much the same value. I think there are some places where yours are better, some places where ours are better, and over the next some period of time—we may not even have this done by closing—we’ll try to put those together and be on one common benefits package. But this is not like somebody coming in and saying “Well, we don’t offer a 401(k)” or “We don’t have any health benefits.” For example, I think our health benefits plans are very similar in terms of our medical coverage.

DF:          05:52.5 The deal was a mix of cash and stock, but did I understand correctly that we have the option of taking 100% KMI stock?

RK:         Yes, you do, up to the proration. It’s roughly 60/40, 60% cash, 40% stock, and everybody can elect, but if more people elect stock than 40%, then under the merger agreement, it will be automatically cut back to where the exact mix is 40%/60%. And there will probably be a lot of arcs in the stock, I would imagine, who will very quickly just want the cash, so we’ll see how all that turns out.

DF:          What position will you hold when the El Paso and Kinder transaction is complete? I’m assuming they’re asking this of you.

RK:         I’m sure. That’s right.

DF:          I said this probably on the call this morning. One public company doesn’t need two CEOs, so my job from yesterday morning through the close of this transaction is to make sure that I do the job for the shareholders that they expect me to do, and that I do the job for all of you that you expect me to do. $350 million savings. Where will they come from? A combination of eliminating redundancies, operating costs, capital costs, all the kinds of things that you would normally see when you put two big public companies together. I don’t know if there’s anything more to say on that. El Paso prides itself on being the place to work, the neighbor to have, and the company to own. How will KMI support the neighbor to have philosophy? My understanding is that most of KMI’s—in terms of charitable giving is done through the foundation but you may want to—

RK:         We have a Kinder Morgan foundation which we look at opportunities to help out communities throughout our service territory. We’ve emphasized a lot of youth education issues, and it’s been, I think, very successful and appreciated. A lot of educational supplements to schools on our network, and we’ll continue to do that.

DF:          How will this purchase affect internal organizational changes or programs that are underway at El Paso excluding projects like Zygosity, i.e., will these be put on hold? There are some very specific rules that apply, legal rules that apply for what we can do between now and the time this transaction closes and what KMI can do vis-a-vis El Paso. But I think generally speaking, you should be thinking about our company being run exactly as it is today. We’re going to continue to chase growth projects in both of our businesses. We’re going to continue to spend the capital that we had in our plan, and we’re going to continue to pursue the kinds of things that we always have.

RK:         No, I’d agree, and again—been through all of them? And I would just conclude by saying, again, that this is not a merger that’s about cost-cutting. There will be cost cuts. There’s no question about it. You have that when you put two companies together. But I think as you can see from that map, and you can see from the articles in the papers this morning after they talked about Doug and me yesterday afternoon, that this is really about vision. This is vision about what this country is going to do and where it’s going in terms of its energy sources, and if you believe that natural gas will be the prime fossil fuel for the rest of our lives certainly—well, I’m a little older than some of you, so for the rest of your lives—then I think this is a merger that makes an awful lot of sense. And generally speaking, when mergers make sense strategically, the opportunity for the people in those companies will make a lot of sense too. So, again, thank you. We’ll keep working with you, and we look forward to being long-term partners and building a great company.

DF:          Thank you, Rich. We’re wrapped up this morning, so everybody go back to work. Thanks.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Kinder Morgan, Inc. (“KMI”) plans to file with the SEC a Registration Statement on Form S-4 in connection with the proposed transaction, and KMI and El Paso Corporation (“EP”) plan to file with the SEC and mail to their respective stockholders a Joint Proxy/Information Statement/Prospectus in connection with the proposed transaction. THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT KMI, EP, THE PROPOSED TRANSACTION AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus by phone, e-mail or written request by contacting the investor relations department of KMI or EP at the following:

	Kinder Morgan, Inc.	El Paso Corporation
Address:	500 Dallas Street, Suite 1000	1001 Louisiana Street
	Houston, Texas 77002	Houston, Texas 77002
	Attention: Investor Relations	Attention: Investor Relations
	Phone: (713) 369-9490	(713) 420-5855
	E-mail: kmp_ir@kindermorgan.com	investorrelations@elpaso.com

PARTICIPANTS IN THE SOLICITATION

KMI and EP, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement. Information regarding KMI’s directors and executive officers is contained in KMI’s Form 10-K for the year ended December 31, 2010, which has been filed with the SEC. Information regarding EP’s directors and executive officers is contained in EP’s Form 10-K for the year ended December 31, 2010 and its proxy statement dated March 29, 2011, which are filed with the SEC. A more complete description will be available in the Registration Statement and the Joint Proxy/Information Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory, shareholder approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms committed; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10 K for the year ended December 31, 2010 and their most recent quarterly reports filed with the SEC. KMI and EP disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.